Steven A. Saide
                                 Attorney At Law
                        158 West 27th Street, Third Floor
                               New York, NY 10001

                                           July 27, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
450 5th Street N. W.
Stop 3561
Washington, D.C. 20549

                  Re:  International Imaging Systems, Inc.
                       Form 10-KSB for Fiscal Year Ended December 31, 2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2006
                       ---------------------------------------------------

Dear Mr. Ohsiek:

                  On behalf of my client, International Imaging Systems, Inc. (the "Company"), this letter responds to the comments contained in your letter of June 29, 2006, relating to the Company's Annual Report on Form 10-KSB (the "Annual Report") and the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006 (the Quarterly Report"). For your convenience, by copy of this letter we will be providing you with two marked copies of Amendment No. 1 to the Annual Report and Amendment No. 1 to the Quarterly Report, both of which are being filed with the Commission today.

Responses to Comments
---------------------

                  Set forth below are individual responses to each of the comments contained in your letter. The captions set forth below correspond to the captions in your letter. References to page numbers relate to the Annual Report or the Quarterly Report, as the case may be.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page 9
--------------------------------------------

                  1. In response to your comment, Management's Discussion and Analysis has been revised to more clearly address the Company's lack of any remaining active continuing operations that would be expected to generate future revenues. Additionally, and with the benefit of hindsight, a related risk factor has been added.

Mr. George F. Ohsiek, Jr.
July 27, 2006
Page 2

Item 8A. Controls and Procedures, page 11
-----------------------------------------

                  2. In response to your comment, the citation has been revised to reference Exchange Act Rules 13a-15(e) and 15d-15(e).

                  3. In response to your comment, the conclusions of the certifying officer have been revised to reflect such conclusions as of the end of the period covered by the report.

                  4. In response to your comment, the disclosures regarding the Company's certifying officer's conclusion as to the effectiveness of the Company's controls has been revised.

                  5. In response to your comment, the section dealing with changes in internal controls has been revised.

Financial Statements
--------------------

Consolidated Statements of Operations, page F-3
-----------------------------------------------

                  6. In response to your comment, earnings per share amounts have been rounded to the nearest whole cent, or nil.

Note G. Income Taxes, page F-11
-------------------------------

                  7. The Note has been revised to disclose the amount of the net change during the year of the valuation allowance.

                  8. The Note has been revised to disclose the allocated tax benefit to continuing and discontinued operations for the two years covered by the Statement of Operations.

Notes I. Pending Spin-Off and J. Disposition of Subsidiary, page F-12
---------------------------------------------------------------------

                  9. The Company has reflected Renewable Assets, Inc. as a discontinued operation for the following reasons:

                           (a) The spin-off was approved by the Company's board of directors on April 13, 2004, which approval remains in full force and effect. Since then the Company has attempted to comply with applicable rules and regulations relating to the spin-off by initially filing a registration statement on Form 10 for Renewable Assets, Inc. ("RAI") which inadvertently became effective and RAI subsequently deregistered in response to the Staff's comments. RAI then filed a registration statement on Form SB-2 (Reg. No. 333-129458),

Mr. George F. Ohsiek, Jr.
July 27, 2006
Page 3

                                among other things, relating to the shares of RAI to be distributed to the Company's shareholders. In response to the Staff's comments, that portion of the shares to be registered was deleted. Upon the registration statement becoming effective, RAI will be a reporting issuer and then be in a position to comply with the applicable rules and regulations relating to spin-offs. RAI intends to do so as soon as practicable.
                           (b) RAI does not currently provide cash flows to or receive cash flows from the Company.
                           (c)  The Company does not have a significant
                                managerial involvement in the operations of Renewable.

                  10. In response to your comment, please be advised that no General and Administrative Expenses were reclassified to discontinued operations. The only expenses reclassified to Discontinued Operations consist of those expenses that are (1) directly incurred by the discontinued subsidiaries and (2) will not be incurred in the future by the Company.

                  11. The footnote disclosure relating to discontinued operations has been revised to disclose the results of operations of RAI and Advanced Imaging Systems, LLC for both of the years for which the Statements of Operations are presented.

                  12. The Consolidated Balance Sheet has been revised to present assets and liabilities of discontinued operations separately in the assets and liability sections respectively.

Note L Segment Reporting, page F-14
-----------------------------------

                  13. Footnote disclosure has been revised to present segment information for all periods for which a Statement of Operations is presented. Segment information is reconciled to Continuing Operations. Segment information is presented in the footnote to disclose material operations occurring during 2005.

Exhibit 31 Certifications of Principal Executive and Principal Financial Officer
--------------------------------------------------------------------------------

                  14. In response to your comment, the Certifications have been revised in accordance with Securities Exchange Act of 1934 Rules 13a-15 and 15d-15(e).

                  15. The titles of the Company's certifying officer have been eliminated.

Form 10-QSB for the Quarterly Period Ended March 31, 2006
---------------------------------------------------------

                  16. Amendment No. 1 to the Quarterly Report reflects your comments to the extent applicable, including, without limitation, revisions to the M, D & A, earnings per share, Item 3 and Exhibit 31.1.

Mr. George F. Ohsiek, Jr.
July 27, 2006
Page 4

                                      * * *

                  Attached hereto is the requested written statement from the Company.

                  Please feel free to contact the undersigned at (212) 367-9400 if you have any comments with respect to the foregoing.

                                                     Very truly yours,

                                                     /s/ STEVEN A. SAIDE

                                                     Steven A. Saide

                       INTERNATIONAL IMAGING SYSTEMS, INC.
                     2419 E. Commercial Boulevard, Suite 307
                            Ft. Lauderdale, FL 33308

                                           July 27, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street N.W.
Washington, D.C. 20549

                  Re:  International Imaging Systems, Inc.
                       Form 10-KSB for Fiscal Year Ended December 31, 2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2006
                       ---------------------------------------------------

Ladies and Gentlemen:

                  In connection with responding to the Staff's comments contained in a letter, dated June 29, 2006, from George F. Ohsiek, Jr., Branch Chief, regarding the above referenced filings, International Imaging Systems, Inc. (the "Company") hereby acknowledges the following:

                  1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
                  2. Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
                  3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.


                                            Very truly yours,

                                            INTERNATIONAL IMAGING SYSTEMS, INC.

                                            By: /s/ C. LEO SMITH
                                                -----------------------------
                                                C. Leo Smith
                                                Chief Executive Officer